AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 23, 2002

REGISTRATION NO. 333-69400

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 ON FORM S-2
To FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AASTROM BIOSCIENCES, INC.
(Exact Name of Registrant as Specified in Its Charter)

MICHIGAN (State or Other Jurisdiction of Incorporation or Organization)	94-3096597 (IRS Employer Identification Number)

24 FRANK LLOYD WRIGHT DRIVE
P.O. BOX 376
ANN ARBOR, MICHIGAN 48106
(734) 930-5555
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant’s Principal Executive Offices)

A. M. WRIGHT
SENIOR VICE PRESIDENT
ADMINISTRATIVE AND FINANCIAL OPERATIONS, CFO
AASTROM BIOSCIENCES, INC.
24 FRANK LLOYD WRIGHT DRIVE
P.O. BOX 376
ANN ARBOR, MICHIGAN 48106
(734) 930-5555
(Name, Address, Including Zip Code, and Telephone Number, Including
Area Code, of Agent for Service)

COPIES TO:

DOUGLAS J. REIN, ESQ.
GRAY CARY WARE & FREIDENRICH LLP
4365 EXECUTIVE DRIVE, SUITE 1100
SAN DIEGO, CALIFORNIA 92121-2133
TELEPHONE: (858) 677-1400
FACSIMILE: (858) 677-1477

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
From time to time as described in the Prospectus.

     If any of the securities being registered on this Form to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [X]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a) of this Form, check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [   ]

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

EXPLANATORY NOTE:

     This Post-Effective Amendment No. 1 relates to the 3,842,619 shares of common stock originally included in the Registration Statement on Form S-3 (Reg. No. 333-694000) which have not been sold as of the date hereof.

SUBJECT TO COMPLETION, DATED OCTOBER 23, 2002

     The information in this prospectus is not complete and may be changed. We may not sell these securities under this prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any state where the offer and sale would not be permitted.

PROSPECTUS

AASTROM BIOSCIENCES, INC.
3,842,619 SHARES OF COMMON STOCK

     We may from time to time issue up to 3,842,619 shares of our common stock. We will specify in the accompanying prospectus supplement or amendment the terms of any such offering. We may sell these common shares to or through underwriters and also to other purchasers or through agents. We will set forth the names of any underwriters or agents in the accompanying prospectus supplement or amendment.

     You should read this document and any prospectus supplement or amendment carefully before you invest.

     Our common stock is traded on the Nasdaq Small Cap Market under the symbol “ASTM.” On October 21, 2002, the last reported sale price for our common stock was $0.25 per share.

________________

     Investing in the common stock involves a high degree of risk. You should consider carefully the risk factors beginning on page 5 of this prospectus before making a decision to purchase our stock.

________________

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

________________

THE DATE OF THIS PROSPECTUS IS OCTOBER __, 2002.

OUR BUSINESS
BUSINESS RISKS
WHERE YOU CAN FIND MORE INFORMATION
PLAN OF DISTRIBUTION
USE OF PROCEEDS
LEGAL MATTERS
EXPERTS
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 23.1

You should rely only on the information provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with additional or different information. This document may only be used where it is legal to sell these securities. You should not assume that any information in this prospectus is accurate as of any date other than the date of this prospectus.

OUR BUSINESS

     Because this is a summary, it does not contain all the information about us that may be important to you. You should read the more detailed information and the financial statements and related notes which are incorporated by reference in this prospectus.

Aastrom

     Aastrom Biosciences, Inc. is a leader in the development of human cell therapy products intended for a broad range of medical applications based on its patented process and device capabilities. We have three product areas in various stages of development, which are: Tissue Repair Cells; Therapeutic Cells for Immunotherapy; and, Devices for cell production. The Tissue Repair Cell products under development include the SC-I and CB-I cells for use in stem cell therapy and the OC cell products for the restoration of bone tissue, which have all reached the clinical trial stage in the US. Our lead Device products under development include the AastromReplicell™ System and the DC-I and DCV-I kits for the clinical-scale production of dendritic cells intended for the emerging cancer vaccine market. All of these products, except for the OC-I kit, have received the CE mark, making them available for sale and use in Europe.

     Our business model builds on two complementary components: (i) proprietary procedures and devices to enable us to produce certain types of stem cells and other types of human cells with excellent biological capabilities as compared with standard cell culture approaches, and (ii) the AastromReplicell™ System clinical platform that is designed to standardize and enable bringing therapeutic cell production to standard medical practice. The AastromReplicell™ System consists of an instrumentation platform, to be integrated within the hospital or other centralized facility, that can operate a variety of single-use cell production kits that are specific to the desired medical application. Each cell product is produced using a specific type of kit. The kit and the cell product produced with the kit share a common identifying nomenclature such as DC-I, OC-I, SC-I and CB-I. Through this product configuration, we intend to either directly provide cells for therapeutic use, or enable customers or potential collaborators with the capability to produce cells for therapeutic applications through sale of the AastromReplicell™ System product line and cell therapy products. This approach is intended to provide a product pathway for each cell therapy that is similar to a pharmaceutical product including regulatory approval, reimbursement, marketing and pricing. We believe that the product design of the AastromReplicell™ System will allow us to develop additional cell therapy products to provide standardization for a number of our emerging cell therapies, as well as those being developed by other researchers.

     The AastromReplicell™ System is both a key technology and a proven production system. We use it to produce our proprietary Tissue Repair and Therapeutic Cell products, and we have also developed the system to be sold as an independent product. Researchers are investigating dendritic cells, a type of blood cell that have the ability to stimulate an immune response against specific targets, as a potential new treatment for cancer and viral diseases. We intend to sell the AastromReplicell™ System and the DC-I and DCV-I kits to clinical researchers and centers that are developing dendritic cell-based vaccines designed to treat cancer and other disorders. During the year ended June 30, 2002, we initiated our external site testing of the AastromReplicell™ System and the DC-I and DCV-I with leading research centers. We have also obtained CE Mark approvals for both kits, which is necessary for European marketing. We also plan to market these dendritic cell production device products to U.S. clinical and research groups that are developing dendritic cell-based cancer vaccines. With this capability to produce human dendritic cells, we are investigating plans for our own proprietary vaccines, pending additional grant funding or strategic partnerships. The SC-I stem cell therapy product has also received CE Mark approval, allowing us to begin commercialization activities in Europe. The SC-I cells have been in Phase III-Type clinical studies in the U.S. Additionally, we have recently initiated a development program for the production of bone-forming cells in the AastromReplicell™ System. Our OC-I cell product is being developed for the treatment of patients with degenerative bone diseases such as osteoporosis and is currently in a Phase I/II-Pilot clinical study in the U.S. Our OCG-I cell product for bone grafting applications is in active pre-clinical development.

     Although we may not market the AastromReplicell™ System or our Tissue Repair Cell and Therapeutic Cell Products in the United States for stem cell therapy unless and until approval is obtained from the FDA, we have completed production-level versions of the AastromReplicell™ System and we have begun European commercialization activities for the AastromReplicell™ System instrumentation and the SC-I, OCG-1, DC-I and DCV-I kits. We may also market the AastromReplicell™ System and kits in the U.S. for research and investigational use and we are developing our marketing plan to establish relationships with leading sites to build a customer foundation for the AastromReplicell™ System.

     Since Aastrom’s inception, we have been in the development stage and engaged in research and product development, conducted principally on our own behalf, but also in connection with various collaborative research and development agreements with others. We commenced our initial pilot-scale product launch in Europe of the AastromReplicell™ Cell Production System with the SC-I kit in April 1999, but subsequently suspended those activities in October 1999 pending the receipt of additional financing. While we have resumed marketing activities in Europe for the SC-I, DC-I and DCV-I products, we do not expect to generate positive cash flows from operations for at least the next several years and then only if more significant product sales commence. Until that time, we expect that our revenue sources will be limited to grant revenue, which in the last three years has accounted for between 85% and 96% of total revenues, research funding, milestone payments and licensing fees from potential future corporate collaborators. To date, we have financed our operations through public and private sales of our equity securities. As a development-stage company, we have never been profitable and do not anticipate having net income unless and until significant product sales commence, which is unlikely to occur until we obtain significant additional funding. Through June 30, 2002, we have accumulated losses of approximately $93 million.

     Our principal executive offices are located at 24 Frank Lloyd Wright Drive, P. O. Box 376, Ann Arbor, MI 48106. Our telephone number is (734) 930-5555.

BUSINESS RISKS

     You should carefully consider the following risk factors before purchasing our common stock. The risks and uncertainties described below are not the only ones we face. There may be additional risks and uncertainties that are not known to us or that we do not consider to be material at this time. If the events described in these risks occur, our business, financial condition and results of operations would likely suffer. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. This section discusses the business risk factors that might cause those differences.

Our past losses and expected future losses cast doubt on our ability to operate profitably.

     We were incorporated in 1989 and have experienced substantial operating losses since inception. As of June 30, 2002, we have incurred net losses totaling approximately $93 million. These losses have resulted principally from costs incurred in the research and development of our cell culture technologies and the AastromReplicell™ System, general and administrative expenses, and the prosecution of patent applications. We expect to incur significant operating losses until product sales increase, primarily owing to our research and development programs, including pre-clinical studies and clinical trials, and the establishment of marketing and distribution capabilities necessary to support commercialization efforts for our products. We cannot predict with any certainty the amount of future losses. Our ability to achieve profitability will depend, among other things, on successfully completing the development of our product candidates, obtaining regulatory approvals, establishing manufacturing, sales and marketing arrangements with third parties, and raising sufficient funds to finance our activities. We may not be able to achieve or sustain profitability.

Our inability to complete our product development activities successfully would severely limit our ability to operate or finance operations.

     Commercialization in the United States of our lead product candidate, the AastromReplicell™ Cell Production System, will require additional research and development as well as substantial clinical trials. While we have commenced initial marketing on a limited basis of the AastromReplicell™ System in Europe, we believe that the United States will be the principal market for our products. We may not be able to successfully complete development of the AastromReplicell™ System or our other product candidates, or successfully market our technologies or product candidates. We, and any of our potential collaborators, may encounter problems and delays relating to research and development, regulatory approval and intellectual property rights of our technologies and product candidates. Our research and development programs may not be successful, and our cell culture technologies and product candidates may not facilitate the production of cells outside the human body with the expected result. Our technologies and product candidates may not prove to be safe and efficacious in clinical trials, and we may not obtain the intended regulatory approvals for our technologies or product candidates and the cells produced in such products. If any of these events occur, we may not have adequate resources to continue operations for the period required to resolve the issue delaying commercialization and we may not be able to raise capital to finance our continued operation during the period required for resolution of that issue.

We may not be able to raise the required capital to conduct our operations and develop our products.

     We will require substantial capital resources in order to conduct our operations and develop our products. In October 1999, we were forced to reduce operations based on our declining level of capital resources and our limited financing alternatives available at that time. The previous reduction in our operating activities has delayed our product development programs. We expect that our available cash and expected interest income will be sufficient to finance currently planned activities through the first quarter of fiscal year 2004. We are currently pursuing additional sources of financing. If we cannot obtain additional funding prior to the end of second quarter of fiscal year 2003, we will make substantial reductions in the scope and size of our operations, and may curtail activities currently planned to be resumed, in order to conserve cash until such funding is obtained. In order to grow and expand our business, and to introduce our product candidates in to the marketplace, we will need to raise additional funds. We will also need additional funds or a collaborative partner, or both, to finance the research and development activities of our product candidates for the expansion of additional cell types.

     Our future capital requirements will depend upon many factors, including:

•	continued scientific progress in our research and development programs;

•	costs and timing of conducting clinical trials and seeking regulatory approvals and patent prosecutions;

•	competing technological and market developments;

•	our ability to establish additional collaborative relationships; and

•	the effect of commercialization activities and facility expansions if and as required.

     Because of our long-term funding requirements, we are likely to access the public or private equity markets if and whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time. Further, we may enter into financing transactions at rates, which are at a substantial discount to market. This additional funding may not be available to us on reasonable terms, or at all. If adequate funds are not available, we may be required to further delay or terminate research and development programs, curtail capital expenditures, and reduce business development and other operating activities.

The issuance of additional common stock for funding has the potential for substantial dilution.

     As noted above, we will need additional equity funding to provide us with the capital to reach our objectives. At current market prices, such an equity issuance would cause a substantially larger number of shares to be outstanding and would dilute the ownership interest of existing stockholders. Pursuant to previously approved shareholder resolutions, the Board of Directors has the authority to increase the maximum number of authorized shares from 100 million to 150 million.

The warrants have the potential for substantial dilution.

     As of September 30, we had warrants outstanding to purchase 2,614,386 shares of common stock at $1.44 per share and 2,000,000 shares of common stock at $0.75 per share. As of that date, we also had outstanding options to purchase 3,997,072 shares at a weighted average price of $1.43 per share. Holders of common stock could therefore experience dilution of their investment upon exercise of these warrants and options.

Our stock price has been volatile and future sales of substantial numbers of our shares could have an adverse affect on the market price of our shares.

     The market price of shares of our common stock has been volatile ranging in closing price between $0.36 and $2.40, for fiscal year 2002. The price of our common stock may continue to fluctuate in response to a number of events and factors, such as:

•	clinical trial results;

•	the amount of our cash resources and our ability to obtain additional funding;

•	announcements of research activities, business developments, technological innovations or new products by us or our competitors;

•	changes in government regulation;

•	disputes concerning patents or proprietary rights;

•	changes in our revenues or expense levels;

•	public concern regarding the safety, efficacy or other aspects of the products or methodologies we are developing; and

•	changes in potential recommendations by securities analysts.

     Any of these events may cause the price of our shares to fall, which may adversely affect our business and financing opportunities. In addition, the stock market in general and the market prices for biotechnology companies in particular have experienced significant volatility that often has been unrelated to the operating performance or financial conditions of such companies. These broad market and industry fluctuations may adversely affect the trading price of our stock, regardless of our operating performance or prospects. For example, within the last year, our stock price has experienced a day where it closed at approximately 26% over the previous day’s closing price and another day when it dropped by over 19% from the previous day’s closing price.

Our stock may be delisted from Nasdaq that could affect its market price and liquidity.

     We are required to meet certain financial tests (including, but not limited to, a minimum bid price of our common stock of $1.00) to maintain the listing of our common stock on the Nasdaq Stock Market. As a result of recent price fluctuations, our common stock price has traded below the $1.00 minimum level and we were notified that our common stock would be delisted if we did not regain compliance with this listing requirement prior February 24, 2003. If we do not remain listed on Nasdaq, the market price and liquidity of our common stock could be impaired. Further, the National Association of Securities Dealers has recently adopted a change in minimum listing requirements to include a new $2.5 million of minimum net equity requirement for the SmallCap Market, which we currently meet. This new standard will replace the minimum tangible net worth requirement and becomes effective for us in November 2002. The result of such a change, or further changes, may be that it will could more difficult for us to maintain compliance with the listing standards, the result of which would be that our stock may be delisted.

We must successfully complete our clinical trials to be able to market our products.

     To be able to market products in the United States, we must demonstrate, through extensive preclinical studies and clinical trials, the safety and efficacy of our processes and product candidates, together with the cells produced by such processes in such products, for application in the treatment of humans. We are currently conducting clinical trials to demonstrate the safety and biological activity of patient-derived cells produced in the AastromReplicell™ System. Depending on the availability of resources, we intend to commence at least one additional clinical trial to demonstrate the safety and biological activity of umbilical cord blood cells produced in the AastromReplicell™ System. If our clinical trials are not successful, our products may not be marketable.

     Our ability to complete our clinical trials in a timely manner depends on many factors, including the rate of patient enrollment. Patient enrollment can vary with the size of the patient population, the proximity of suitable patients to clinical sites, perceptions of the utility of stem cell therapy for the treatment of certain diseases and the eligibility criteria for the study. We have experienced delays in patient accrual in our previous and current clinical trials. If we experience future delays in patient accrual, we could experience increased costs and delays associated with clinical trials, which would impair our product development programs and our ability to market our products. Furthermore, the FDA monitors the progress of clinical trials and it may suspend or terminate clinical trials at any time due to patient safety or other considerations.

Failure to obtain and maintain required regulatory approvals would severely limit our ability to sell our products.

     We must obtain the approval of the FDA before commercial sales of our product candidates may commence in the United States, which we believe will be the principal market for our products. We may also be required to obtain additional approvals from foreign regulatory authorities to continue or increase our sales activities in those jurisdictions. If we cannot demonstrate the safety, reliability and efficacy of our product candidates, or of the cells produced in such products, we may not be able to obtain required regulatory approvals. Many of the patients enrolled in the clinical trials will have previously undergone extensive treatment which will have substantially weakened the patients and may have irreparably damaged the ability of their blood and immune system to recover. Some patients undergoing the transplant recovery process have died, from causes that were, according to the physicians involved, unrelated to the AastromReplicell™ System procedure, and it is possible that other patients may die or suffer severe complications during the course of either the current or future clinical trials. In addition, patients receiving cells produced with our technologies and product candidates may not demonstrate long-term engraftment in a manner comparable to cells obtained from current stem cell therapy procedures. If we cannot demonstrate the safety or efficacy of our technologies and product candidates, including long-term sustained engraftment, or if one or more patients die or suffer severe complications, the FDA or other regulatory authorities could delay or withhold regulatory approval of our product candidates.

     Finally, even if we obtain regulatory approval of a product, that approval may be subject to limitations on the indicated uses for which it may be marketed. Even after granting regulatory approval, the FDA, other regulatory agencies, and governments in other countries continue to review and inspect marketed products, manufacturers and manufacturing facilities. Later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on the product or manufacturer, including a withdrawal of the product from the market. Further, governmental regulatory agencies may establish additional regulations which could prevent or delay regulatory approval of our products.

Even if we obtain regulatory approvals to sell our products, lack of commercial acceptance would impair our business.

     Our product development efforts are primarily directed toward obtaining regulatory approval to market the AastromReplicell™ System as an alternative to, or as an improvement for, the bone marrow harvest and peripheral blood progenitor cell stem cell collection methods. These stem cell collection methods have been widely practiced for a number of years, and our technologies or product candidates may not be accepted by the marketplace as readily as these or other competing processes and methodologies. Additionally, our technologies or product candidates may not be employed in all potential applications being investigated, and any reduction in applications would limit the market acceptance of our technologies and product candidates and our potential revenues. As a result, even if we obtain all required regulatory approvals, we cannot be certain that our products and processes will be adopted at a level that would allow us to operate profitably.

Failure of third parties to manufacture component parts or provide limited source supplies would impair our new product development and our sales activities.

     We rely solely on third parties to manufacture our product candidates and their component parts. We also rely solely on third party suppliers such as Plexus, Moll, Biowhittaker and Amgen to provide necessary key mechanical components, growth factors and other materials used in the cell expansion process. We would not be able to obtain alternate sources of supply for many of these items on a short-term basis. Plexus has elected to exercise its right to terminate our Manufacturing Supply Agreement effective in February 2004. As a result, we are negotiating with another supplier for continued supply on commercially reasonable terms. However, we may not reach agreement with this new supplier and the new agreement may be on less favorable terms. If any of our key manufacturers or suppliers fail to perform their respective obligations or if our supply of growth factors, components or other materials is limited or interrupted, we would not be able to conduct clinical trials or market our product candidates on a timely and cost-competitive basis, if at all.

     On September 10, 2002 a major creditor of Moll filed an involuntary petition for Bankruptcy against Moll. On September 19, 2002 Moll announced that it had converted the case to a voluntary Chapter 11 reorganization case and had received preliminary approval for a $50 million debtor-in-possession financing. These factors may affect our supply of components.

     Furthermore, some of the compounds used by us in our current bone marrow or cord blood cell expansion processes involve the use of animal-derived products. Suppliers or regulatory authorities may limit or restrict the availability of such compounds for clinical and commercial use. Any restrictions on these compounds would impose a potential competitive disadvantage for our products. Our inability to develop or obtain alternative compounds would harm our product development and commercialization efforts.

     Finally, we may not be able to continue our present arrangements with our suppliers, supplement existing relationships, establish new relationships or be able to identify and obtain the ancillary materials that are necessary to develop our product candidates in the future. Our dependence upon third parties for the supply and manufacture of these items could adversely affect our ability to develop and deliver commercially feasible products on a timely and competitive basis.

Given our limited internal sales and marketing capabilities, we need to develop collaborative relationships to sell, market and distribute our products.

     While we have commenced initial marketing on a limited basis of the AastromReplicell™ System and SC-I, CB-I, DC-I and DCV-I therapy kits in Europe, we have only limited internal sales, marketing and distribution capabilities. We intend to market our products through collaborative relationships with companies with established sales, marketing and distribution capabilities. Our inability to develop and maintain those relationships would limit our ability to market, sell and distribute our products. Our inability to enter into successful, long-term relationships could require us to develop alternate arrangements at a time when we need sales, marketing or distribution capabilities to meet existing demand.

Any changes in the governmental regulatory classifications of our products could prevent, limit or delay our ability to market or develop our products.

     The FDA establishes regulatory requirements based on the classification of a product. The AastromReplicell™ System may be regulated as a Class III medical device, or the FDA may ultimately choose to regulate the AastromReplicell™ System under another category. Because our product development programs are designed to satisfy the standards applicable to Class III medical devices, a change in the regulatory classification would affect our ability to obtain FDA approval of our products. The AastromReplicell™ System is capable of producing different cell mixtures, and at least some of these cell mixtures will, under current regulations be regulated as biologic products.

If we do not keep pace with our competitors and with technological and market changes, our products may become obsolete and our business may suffer.

     The market for our products is very competitive, is subject to rapid technological changes and varies for different individual products. For each of our potential products, we believe that there are potentially many competitive approaches being pursued, including some by private companies for which information is difficult to obtain.

     Many of our competitors have significantly greater resources, more product candidates and have developed product candidates and processes that directly compete with our products. Our competitors may have developed, or could in the future develop, new technologies that compete with our products or even render our products obsolete. As an example, in the past, published studies have suggested that stem cell therapy may have limited clinical benefit in the treatment of breast cancer, which was a significant portion of the overall stem cell transplant market. This has resulted in a substantial decline in the market for the AastromReplicell™ System with our SC-I kit. Our products are designed to improve and automate the processes for producing cells used in therapeutic procedures. Even if we are able to demonstrate improved or equivalent results, researchers and practitioners may not use our products and we will suffer a competitive disadvantage. As a result, we may be unable to recover the net book value of our inventory. Finally, to the extent that others develop new technologies that address the targeted application for our products, our business will suffer.

If we cannot attract and retain key personnel, then our business will suffer.

     Our success depends in large part upon our ability to attract and retain highly qualified scientific and management personnel. We face competition for such personnel from other companies, research and academic institutions and other entities. Further, in an effort to conserve financial resources, we have implemented reductions in our work force on two separate occasions. As a result of these and other factors, we may not be successful in hiring or retaining key personnel. The Company has a key man life insurance policy for R. Douglas Armstrong, the Chairman, Chief Executive Officer and President of Aastrom. Our inability to replace any other lost key employee could harm our operations.

If our patents and proprietary rights do not provide substantial protection, then our business and competitive position will suffer.

     Our success depends in large part on our ability to develop or license and protect proprietary products and technologies. However, patents may not be granted on any of our pending or future patent applications. Also, the scope of any of our issued patents may not be sufficiently broad to offer meaningful protection. In addition, our issued patents or patents licensed to us could be successfully challenged, invalidated or circumvented so that our patent rights would not create an effective competitive barrier. Furthermore, we rely on three exclusive, world-wide licenses relating to the production of human cells granted to us by the University of Michigan for certain of our patent rights. If we materially breach such agreements or otherwise fail to materially comply with such agreements, or if such agreements expire or are otherwise terminated by us, we may lose our rights under the patents held by the University of Michigan. At the latest, these licenses will terminate when the patent underlying the license expires. The first of these underlying patents will expire on March 21, 2012. We also rely on trade secrets and unpatentable know-how that we seek to protect, in part, by confidentiality agreements with our employees, consultants, suppliers and licensees. These agreements may be breached, and we might not have adequate remedies for any breach. If this were to occur, our business and competitive position would suffer.

Intellectual property litigation could harm our business.

     Our success will also depend in part on our ability to develop commercially viable products without infringing the proprietary rights of others. Although we have not been subject to any filed infringement claims, other patents could exist or could be filed which would prohibit or limit our ability to market our products or maintain our competitive position. In the event of an intellectual property dispute, we may be forced to litigate. Intellectual property litigation would divert management’s attention from developing our products and would force us to incur substantial costs regardless of whether we are successful. An adverse outcome could subject us to significant liabilities to third parties, and force us to curtail or cease the development and sale of our products and processes.

The government maintains certain rights in technology that we develop using government grant money and we may lose the revenues from such technology if we do not commercialize and utilize the technology pursuant to established government guidelines.

     Certain of our, and our licensors’, research has been or is being funded in part by government grants. As a result of such funding, the U.S. Government has certain rights in the technology developed with the grant. These rights include a non-exclusive, paid-up, worldwide license to use the technology for any governmental purpose. In addition, the government has the right to require us to grant an exclusive license to use the developed technology to a third party if the government determines that:

•	we have not taken adequate steps to commercialize such technology;

•	such action is necessary to meet public health or safety needs; or

•	such action is necessary to meet requirements for public use under federal regulations.

     In these instances, we would not receive revenues on the products we developed. Additionally, technology that was partially funded by a federal research grant is subject to the following government rights:

•	products using the technology which are sold in the United States are to be manufactured substantially in the United States, unless a waiver is obtained;

•	the government may force the granting of a license to a third party who will make and sell the needed product if we do not pursue reasonable commercialization of a needed product using the technology; and

•	the U.S. Government may use the technology for its own needs.

     If we fail to meet these guidelines, we would lose our exclusive rights to these products and we would lose potential revenue derived from the sale of these products.

The market for our products will be heavily dependent on third party reimbursement policies.

     Our ability to successfully commercialize our product candidates will depend on the extent to which government healthcare programs, such as Medicare and Medicaid, as well as private health insurers, health maintenance organizations and other third party payors will pay for our products and related treatments. Reimbursement by third-party payors depends on a number of factors, including the payor’s determination that use of the product is safe and effective, not experimental or investigational, medically necessary, appropriate for the specific patient and cost-effective. Reimbursement in the United States or foreign countries may not be available or maintained for any of our product candidates. If we do not obtain approvals for adequate third-party reimbursements, we may not be able to establish or maintain price levels sufficient to realize an appropriate return on our investment in product development. Any limits on reimbursement available from third-party payors may reduce the demand for, or negatively affect the price of, our products. For example, in the past, published studies have suggested that stem cell transplantation in breast cancer that constitute a significant portion of the overall stem cell therapy market, at the time, may have limited clinical benefit. The lack of reimbursement for these procedures by insurance payors would negatively affect the marketability of our products.

Potential product liability claims could affect our earnings and financial condition.

     We face an inherent business risk of exposure to product liability claims in the event that the use of the AastromReplicell™ System during research and development efforts, including clinical trials, or after commercialization results in adverse affects. As a result, we may incur significant product liability exposure, which could exceed existing insurance coverage. We may not be able to maintain adequate levels of insurance at reasonable cost and/or reasonable terms. Excessive insurance costs or uninsured claims would increase our operating loss and affect our financial condition.

Our corporate documents and Michigan law contain provisions that may make it more difficult for us to be acquired.

     Our board of directors has the authority, without shareholder approval, to issue additional shares of preferred stock and to fix the rights, preferences, privileges and restrictions of these shares without any further vote or action by our shareholders. This authority, together with certain provisions of our charter documents, may have the affect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire control of our company. This affect could occur even if our shareholders consider the change in control to be in their best interest.

Forward-looking statements

     This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These forward-looking statements include statements regarding:

•	potential strategic collaborations with others;

•	future capital needs;

•	product development and marketing plan;

•	clinical trial plans and anticipated results;

•	anticipation of future losses; and

•	replacement of manufacturing sources.

     These statements are subject to risks and uncertainties, including those set forth in this Business Risks section, and actual results could differ materially from those expressed or implied in these statements. All forward-looking statements included in this registration statement are made as of the date hereof. We assume no obligation to update any such forward-looking statement or reason why actual results might differ.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at The Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings with the SEC are also available to the public on the SEC’s Internet web site at http://www.sec.gov.

     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. The following documents filed by us are incorporated by reference in this prospectus:

1.	Our Annual Report on Form 10-K for the year ended June 30, 2002; and

2.	Our Registration Statement on Form 8-A filed with the Commission on April 11, 1997 (Commission File No.: 000-22025).

     In addition, we will deliver without charge a copy of our Annual Report on Form 10-K for the fiscal year ended June 30, 2002 and our most recent Quarterly Report on Form 10-Q that has been filed with the SEC for any quarter ended after June 30, 2002 to each person receiving a copy of this prospectus. If you need an additional copy of these documents, or if you would like to receive a copy of the other items referenced above, you may request copies, at no cost, by writing or telephoning us at the following address:

Aastrom Biosciences, Inc,.
Attention: Chief Financial Officer
24 Frank Lloyd Wright Drive
Ann Arbor, MI 48106

Telephone Number: (734) 930-5555

PLAN OF DISTRIBUTION

We may offer our common stock:

•	directly to purchasers;

•	to or through underwriters;

•	through dealers, agents or institutional investors; or

•	through a combination of such methods.

Regardless of the method used to sell the securities, we will provide a prospectus supplement or amendment that will disclose:

•	the identity of any underwriters, dealers, agents or investors who purchase the securities;

•	the material terms of the distribution, including the amount sold and the consideration paid;

•	the amount of any compensation, discounts or commissions to be received by the underwriters, dealers or agents;

•	the terms of any indemnification provisions, including indemnification from liabilities under the federal securities laws; and

•	the nature of any transaction by an underwriter, dealer or agent during the offering that is intended to stabilize or maintain the market price of the securities.

We may sell our common stock at fixed prices, which may change, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

     In connection with the sale of our common stock, underwriters may receive compensation from us or from purchasers of our common stock in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of our common stock may be deemed to be underwriters. Discounts or commissions they receive and any profit on their resale of our common stock may be considered underwriting discounts and commissions under the Securities Act of 1933.

     We may agree to indemnify underwriters, dealers and agents who participate in the distribution of our common stock against various liabilities, including liabilities under the Securities Act of 1933. We may also agree to contribute to payments which the underwriters, dealers or agents may be required to make in respect of these liabilities. We may authorize dealers or other persons who act as our agents to solicit offers by various institutions to purchase our common stock from us under contracts which provide for payment and delivery on a future date. We may enter into these contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. If we enter into these agreements concerning any series of our common stock, we will indicate that in the prospectus supplement or amendment.

     In connection with an offering of our common stock, underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, underwriters may over-allot in connection with the offering, creating a syndicate short position in our common stock for their own account. In addition, underwriters may bid for, and purchase, our common stock in the open market to cover short positions or to stabilize the price of our common stock. Finally, underwriters may reclaim selling concessions allowed for distributing our common stock in the offering if the underwriters repurchase previously distributed common stock in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of our common stock above independent market levels. Underwriters are not required to engage in any of these activities and may end any of these activities at any time. Agents and underwriters may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.

USE OF PROCEEDS

     We cannot guarantee that we will receive any proceeds in connection with this offering because we may choose not to issue any shares of common stock.

     Unless otherwise provided in a supplement or amendment to this prospectus, we intend to use any net proceeds from this offering, together with other available funds, for operating costs, capital expenditures and working capital needs and for other general corporate purposes.

     We have not specifically identified the precise amounts we will spend on each of these areas or the timing of these expenditures. The amounts actually expended for each purpose may vary significantly depending upon numerous factors, including the amount and timing of the proceeds from this offering, progress with clinical product development and other cell therapy application programs. In addition, expenditures may also depend on the establishment of new collaborative arrangements with other companies, the availability of other financing, and other factors.

     We anticipate that we will be required to raise substantial additional capital to continue to fund the clinical development of our cell therapy applications. Additional capital may be raised through additional public or private financing, as well as collaborative relationships, incurring debt and other available sources.

LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for Aastrom by Pepper Hamilton LLP, Detroit, Michigan acting as special counsel to Aastrom. Gray Cary Ware & Freidenrich LLP, San Diego, California, has acted as counsel to Aastrom in connection with this offering.

EXPERTS

     The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended June 30, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Other expenses in connection with the registration of the common stock hereunder will be substantially as follows (all expenses other than the SEC Registration Fee are estimates):

Company
Item	Expense

SEC Registration Fee	$2,430
Printing and engraving expenses	$5,000
Legal fees and expenses	$50,000
Accounting fees and expenses	$10,000
Nasdaq Filing Fees	$17,500
Miscellaneous	$15,070

Total	$100,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Sections 1561 through 1571 of the Michigan Business Corporation Act (the “MBCA”) authorize a corporation to grant or a court to award indemnity to directors, officers, employees and agents in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933.

     The Bylaws of the Registrant, provide that the Registrant shall, to the fullest extent authorized or permitted by the MBCA, or other applicable law, indemnify a director or officer who was or is a party or is threatened to be made a party to any proceeding by or in the right of the Registrant to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the Registrant, against expenses, including actual and reasonable attorneys’ fees, and amounts paid in settlement incurred in connection with the action or suit, if the indemnitee acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the Registrant or its shareholders. This section also authorizes the Registrant to advance expenses incurred by any agent of the Registrant in defending any proceeding prior to the final disposition of such proceeding upon receipt of an undertaking by or on behalf of the agent to repay such amount unless it shall be determined ultimately that the agent is entitled to be indemnified.

     The Bylaws also authorize the Registrant to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Registrant against any liability asserted against or incurred by such person in such capacity or arising out of such person’s status as such, regardless of whether the Registrant would have the power to indemnify such person against such liability under the provisions of the MBCA.

     The Registrant has entered into an indemnification agreement with certain of its directors, officers and other key personnel, which contains provisions that may in some respects be broader than the specific indemnification provisions contained under applicable law. The indemnification agreement may require the Registrant, among other things, to indemnify such directors, officers and key personnel against certain liabilities that may arise by reason of their status or service as directors, officers or employees of the Registrant, to advance the expenses incurred by such parties as a result of any threatened claims or proceedings brought against them as to which they could be indemnified and, to the maximum extent that insurance coverage of such directors, officers and key employees under the Registrant’s directors’ and officers’ liability insurance policies is maintained.

     Section 1209 of the MBCA permits a Michigan corporation to include in its Articles of Incorporation a provision eliminating or limiting a director’s liability to a corporation or its shareholders for monetary damages for breaches of fiduciary duty. The enabling statute provides, however, that liability for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or knowing violation of the law, or the receipt of improper personal benefits cannot be eliminated or limited in this manner. The Registrant’s Restated Articles of Incorporation include a provision which eliminates, to the fullest extent permitted by the MBCA, director liability for monetary damages for breaches of fiduciary duty.

ITEM 16. EXHIBITS.

EXHIBIT
NUMBER	DESCRIPTION OF DOCUMENT

5.1	Consent and Opinion of Pepper Hamilton LLP
10.1	Form of Indemnification Agreement.
10.2	Amended and Restated 1992 Incentive and Non-Qualified Stock Option Plan and forms of agreements thereunder.
10.3	1996 Outside Directors Stock Option Plan and forms of agreements thereunder.
10.4	1996 Employee Stock Purchase Plan and form of agreement thereunder.
10.16	Collaborative Supply Agreement, dated December 16, 1996, between Aastrom and Anchor Advanced Products, Inc. Mid-State Plastics Division.
10.20	Form of Employment Agreement.
10.21	License Agreement, dated July 17, 1992, between J.G. Cremonese and Aastrom and related addenda thereto dated July 14, 1992 and July 7, 1993.
10.24	License and Supply Agreement, dated April 1, 1996, between Immunex Corporation and Aastrom.
10.26	License Agreement, dated March 13, 1992, between Aastrom and the University of Michigan and amendments thereto dated March 13, 1992, October 8, 1993 and June 21, 1995.
10.27	Employee Proprietary Information and Invention Agreement, effective June 1, 1991, between Aastrom and R. Douglas Armstrong, Ph.D.
10.40	Amendment to License and Supply Agreement, dated August 25, 1997, between Immunex Corporation and Aastrom.
10.41	Manufacturing Supply Agreement, dated as of August 14, 1998, by and between Aastrom and SeaMED Corporation.
10.42	Employment Agreement, dated August 10, 1998, by and between Aastrom and Bruce Husel.
10.46	Executive Retention and Severance Agreement, dated February 2, 1999, between Aastrom and R. Douglas Armstrong.
10.49	Supplemental Agreement by and between Aastrom and Bruce W. Husel dated October 5, 1999.
10.55	Pay to Stay Severance Agreement between R. Douglas Armstrong, Ph.D. and Aastrom dated October 15, 1999.
10.59	Stock Purchase Warrant dated February 29, 2000.
10.62	Stock Purchase Warrant dated June 8, 2000.
10.63	Agreement Regarding Pay-to-Stay, by and between Aastrom and R. Douglas Armstrong, Ph.D. dated April 28, 2000.
10.65	Agreement Regarding Pay-to-Stay, by and between Aastrom and Brian S. Hampson dated April 28, 2000.
10.66	Form of Retention Bonus Agreement, by and between Aastrom and each of Brian S. Hampson and Bruce W. Husel.
10.67	Form of Relocation Bonus Agreement, by and between Aastrom and each of Brian S. Hampson and Bruce W. Husel.
10.69	Employment Agreement, dated February 1, 2001, by and between Aastrom and Steven Wolff.
10.70	Seventh Amendment to office lease.
10.71	Employment Agreement between Aastrom and Michael Durski.

EXHIBIT
NUMBER	DESCRIPTION OF DOCUMENT

10.72	Aastrom Biosciences 2001 Stock Option Plan.
23.1	Consent of PricewaterhouseCoopers LLP, independent accountants
23.2	Consent of Gray Cary Ware & Freidenrich LLP
23.3	Consent of Pepper Hamilton LLP (included in Exhibit 5.1)
24.1	Power of Attorney

ITEM 17. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(b)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(c)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(2)	For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Ann Arbor, State of Michigan, on October 22, 2002.

AASTROM BIOSCIENCES, INC

By:	/s/ R. Douglas Armstrong, Ph.D.

R. Douglas Armstrong, Ph.D. President and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ R. Douglas Armstrong, Ph.D R. Douglas Armstrong, Ph.D.	President, Chief Executive Officer, and Chairman of the Board of Directors (Principal Executive Officer)	October 22, 2002

/s/ Alan M. Wright Alan M. Wright	Senior Vice President, Administrative and Financial Operations, Chief Financial Officer (Principal and Accounting Officer)	October 22, 2002

* Fabrizio Bonanni	Director	October 22, 2002

* Mary L. Campbell	Director	October 22, 2002

* Arthur F. Staubitz	Director	October 22, 2002

* Joseph A. Taylor	Director	October 22, 2002

Susan L. Wyant	Director	October __, 2002

/s/ R. Douglas Armstrong * by R. Douglas Armstrong, Ph.D as attorney in fact

INDEX TO EXHIBITS

EXHIBIT
NUMBER	NOTES	DESCRIPTION OF DOCUMENT

5.1*		Consent and Opinion of Pepper Hamilton LLP
10.1	A	Form of Indemnification Agreement.
10.2	A	Amended and Restated 1992 Incentive and Non-Qualified Stock Option Plan and forms of agreements thereunder.
10.3	A	1996 Outside Directors Stock Option Plan and forms of agreements thereunder.
10.4	A	1996 Employee Stock Purchase Plan and form of agreement thereunder.
10.16	A	Collaborative Supply Agreement, dated December 16, 1996, between Aastrom and Anchor Advanced Products, Inc. Mid-State Plastics Division.
10.20	A	Form of Employment Agreement.
10.21	A	License Agreement, dated July 17, 1992, between J.G. Cremonese and Aastrom and related addenda thereto dated July 14, 1992 and July 7, 1993.
10.24+	A	License and Supply Agreement, dated April 1, 1996, between Immunex Corporation and Aastrom.
10.26	A	License Agreement, dated March 13, 1992, between Aastrom and the University of Michigan and amendments thereto dated March 13, 1992, October 8, 1993 and June 21, 1995.
10.27	A	Employee Proprietary Information and Invention Agreement, effective June 1, 1991, between Aastrom and R. Douglas Armstrong, Ph.D.
10.40	B	Amendment to License and Supply Agreement, dated August 25, 1997, between Immunex Corporation and Aastrom.
10.41+	C	Manufacturing Supply Agreement, dated as of August 14, 1998, by and between Aastrom and SeaMED Corporation.
10.42	D	Employment Agreement, dated August 10, 1998, by and between Aastrom and Bruce Husel.
10.46	E	Executive Retention and Severance Agreement, dated February 2, 1999, between Aastrom and R. Douglas Armstrong.
10.49	F	Supplemental Agreement by and between Aastrom and Bruce W. Husel dated October 5, 1999.
10.55	G	Pay to Stay Severance Agreement between R. Douglas Armstrong, Ph.D. and Aastrom dated October 15, 1999.
10.59	H	Stock Purchase Warrant dated February 29, 2000.
10.62	I	Stock Purchase Warrant dated June 8, 2000.
10.63	J	Agreement Regarding Pay-to-Stay, by and between Aastrom and R. Douglas Armstrong, Ph.D. dated April 28, 2000.
10.65	J	Agreement Regarding Pay-to-Stay, by and between Aastrom and Brian S. Hampson dated April 28, 2000.
10.66	J	Form of Retention Bonus Agreement, by and between Aastrom and each of Brian S. Hampson and Bruce W. Husel.
10.67	J	Form of Relocation Bonus Agreement, by and between Aastrom and each of Brian S. Hampson and Bruce W. Husel.
10.69	K	Employment Agreement, dated February 1, 2001, by and between Aastrom and Steven Wolff.
10.70	L	Seventh Amendment to office lease.
10.71	L	Employment Agreement between Aastrom and Michael Durski.
10.72	L	Aastrom Biosciences 2001 Stock Option Plan.
23.1		Consent of PricewaterhouseCoopers LLP, independent accountants
23.2*		Consent of Gray Cary Ware & Freidenrich LLP
23.3*		Consent of Pepper Hamilton LLP (included in Exhibit 5.1)
24.1*		Power of Attorney

A	Incorporated by reference to Aastrom’s Registration Statement on Form S-1 (No. 333-15415), declared effective on February 3, 1997.

B	Incorporated by reference to Aastrom’s Annual Report on Form 10-K for the year ended June 30, 1997.

C	Incorporated by reference to Aastrom’s Annual Report on Form 10-K for the year ended June 30, 1998.

D	Incorporated by reference to Aastrom’s Amendment to Registration Statement on Form S-1 (No. 333-37439), as filed on November 21, 1997.

E	Incorporated by reference to Aastrom’s Annual Report on Form 10-K for the year ended June 30, 1999.

F	Incorporated by reference to Aastrom’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.

G	Incorporated by reference to Aastrom’s Quarterly Report on Form 10-Q for the quarter ended December 31, 1999.

H	Incorporated by reference to Aastrom’s Report on Form 8-K filed on March 3, 2000.

I	Incorporated by reference to Aastrom’s Registration Statement on Form S-3 (333-39698), as filed on June 20, 2000.

J	Incorporated by reference to Aastrom’s Annual Report on Form 10-K for the year ended June 30, 2000.

K	Incorporated by reference to Aastrom’s Annual Report on Form 10-K for the year ended June 30, 2001.

L	Incorporated by reference to Aastrom’s Annual Report on Form 10-K for the year ended June 30, 2002.

+	Confidential treatment has been requested as to a portion of this exhibit.

*	Filed with initial filing of this Registration Statement.